Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Prospectus constituting a part of this Registration Statement on Form S-1 of our report dated March 12, 2026 which includes an explanatory paragraph relating to the Inflection Point Acquisition Corp. IV (f/k/a Bleichroeder Acquisition Corp. I) ability to continue as a going concern, relating to the consolidated financial statements of Inflection Point Acquisition Corp. IV (f/k/a Bleichroeder Acquisition Corp. I), as of December 31, 2025 and for the period from June 24, 2024 (Inception) through December 31, 2024, which is contained in this Registration Statement. We also consent to the reference to us under the caption “Experts” in the Prospectus.

/s/ WithumSmith+Brown, PC

East Brunswick, New Jersey

May 6, 2026